Exhibit 3


Section 8. Number of directors, membership. The board of directors shall consist of eight members. Each director shall be a member of the Mutual Company. Directors shall be divided into three classes as nearly as equal in number as possible. The members of each class shall be elected for a term of three years and until their successors are elected and qualified. One class shall be elected by ballot annually.